Correspondence


                           Rodobo International, Inc.
           380 Changjiang Road, Nangang District, Harbin, PRC 150001
                              Tel#86 0451 82260522



March 10, 2009

Via EDGAR and Fax

H. Roger Schwall, Assistant Director
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010

Re:      Rodobo International, Inc. (the "Company")
         Preliminary Information Statement on Schedule 14C
         Filed December 12, 2008
         Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 22, 2008 , as Amended February 3, 2009 Form 10-QSB for Fiscal Quarter Ended March 31, 2008 Filed May 16, 2008, as Amended February 3, 2009 File No. 0-50340

Dear Mr. Schwall:

The purpose of this letter is to respond to your letter of February 27, 2009 with respect to the above-captioned filings. We are concurrently filing an amendment to our Quarterly Report on Form10-Q for the fiscal quarter ended June 30, 2008, and to our Annual Report on Form 10-K for the fiscal year ended September 30, 2008.

For ease of reference, our response is keyed to your comment.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2008, as Amended February 3, 2009
--------------------------------------------------------------------------------

Control and Procedures, page 2
------------------------------

1. We note your response to our prior comment 9. Your Form 10-Q/A for the fiscal quarter ended March 31, 2008, indicates that your disclosure controls and procedures were not effective as of the end of that fiscal quarter. Furthermore, it indicates that during that fiscal quarter there were no material changes in internal control over financial reporting, other than commencing the remediation measures described in your Form 10-K/A for the fiscal year ended December 31, 2007, which had still not been completed. It would appear that your disclosure in the Form 10-Q for the fiscal quarter ended June 30, 2008 and/or the Form 10-K for the fiscal year ended September 30, 2008 would need to clarify when the remediation measures were completed and how management was able to make a determination that disclosure controls and procedures were once again effective.

Response to Comment No. 1:
--------------------------

To the best of current management's knowledge and judgment, the Company's disclosure controls and procedures as of June 30, 2008 were not effective in that the lack of sufficient accounting personnel and an operational accounting department had materially negatively affected the Company's ability to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner. The Company's Quarterly Report on Form10-Q for the fiscal quarter ended June 30, 2008 has been amended with a statement to that effect. On September 30, 2008 as a result of the merger of the Company with Rodobo International, Inc. and Mega Profit Limited, the Company ceased to be a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, and became an operating company with new management and a fully operational accounting department that has the sufficient resources and personnel to maintain adequate disclosure controls and procedures and exercise effective internal control over financial reporting. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008 has been amended with a statement to that effect.


The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                * * * * * * * * *

     Please call Oded Har-Even, Esq. at (212) 660-5002, or Howard E. Berkenblit, Esq. at (617) 338-2979 or both attorneys at Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely yours,


/s/ Yanbin Wang
---------------
Yanbin Wang
Chief Executive Officer